Exhibit (a)(5)(b)

HARRINGTON FOXX DUBROW

CANTER

David E. Bower, Esq. (SBN 119546)

James K. Lo, Esq. (SBN 227598)

1055 W. Seventh St., 29th Floor

Los Angeles, CA 90017

Tel: (213) 489-3222

Fax:(213) 623-7929

LEVI & KORSINSKY, LLP

Joseph Levi, Esq.

Juan E. Monteverde, Esq.

39 Broadway, Suite 1601

New York, New York 10006

Tel: (212) 363-7500

Fax: (212) 363-7171

Attorneys for Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF VISTA - NORTH COUNTY

FEIVEL GOTTLIEB, On Behalf of Himself and All Others Similarly Situated, Plaintiff, vs.	CLASS ACTION Case No. 37-2008-00054149CUMCNE COMPLAINT FOR BREACH OF FIDUCIARY DUTY
STEPHEN DAVID, JONATHAN
HUBERMAN, JOHN NOLAN,
MARGRET HARDIN, DAN MAURER,
REYNOLDS BISH, IOMEGA
CORPORATION, EMERGE MERGER
CORPORATION AND EMC
CORPORATION,

Defendants.

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1.             Plaintiff brings this action on behalf of himself and the public stockholders of Iomega Corporation (“Iomega” or the “Company”) seeking injunctive and other appropriate relief with respect to a proposed transaction in which Defendant EMC Corporation plans to acquire all of the outstanding shares of Iomega through a cash tender offer at the unfair price of $3.85 per share (the “Proposed Transaction”).

PARTIES

2.             Plaintiff is, and has been at all relevant times, the owner of shares of the common stock of Iomega.

3.             Defendant Iomega is a corporation organized and existing under the laws of the State of Delaware and maintains its principal corporate offices at 10955 Vista Sorrento Parkway, San Diego, CA.  Iomega designs and markets various portable data storage products in the United States and internationally.  Its products enable customers to store, protect, secure, capture, and share their digital information.  The Company offers various consumer products, such as desktop hard disk drives (HDD), portable HDDs, multimedia drives, zip drives and disks, CD-RW drives, DVD rewritable drives, floppy USB drives, and floppy 7-in-1 card reader drives.  It also provides various business products, including REV drives and disks, REV-based autoloaders, network attached storage servers, network hard drives, offsite remote storage, and network attached storage servers.  In addition, the Company offers various services, including managing firewalls, resale of e-mail security, and secure remote access for small businesses.  Iomega sells its products and services through retailers, direct marketing resellers, distributors, original equipment manufacturers, online vendors, value-added resellers, and system integrators.

4.             Defendant Stephen David (“David”) has been the Chairman of Board of Directors of the Company since 2006 and a Director since 2002.

5.             Defendant Jonathan Huberman (“Huberman”) has been the Vice Chairman of the Board of the Company since 2006, and was a Director of the Company from November 1999 to May 2004 and again from November 2004 to November 2006.

6.             Defendant John Nolan (“Nolan”) has been a Director of the Company since 2001.

7.             Defendant Marget Hardin (“Hardin”) has been a Director of the Company since 2004.

8.             Defendant Dan Maurer (“Maurer”) has been a Director of the Company since 2006.

9.             Defendant Reynolds Bish (“Bish”) has been a Director of the Company since June 2006.  Bish was the president and general manager of EMC Captiva, a division of EMC Corporation, from January 2006 to August 2006.

10.           Defendants referenced in ¶¶ 4 through 9 are collectively referred to as Individual Defendants and/or the Iomega Board.  The Individual Defendants as officers and/or directors of Iomega, have a fiduciary relationship with Plaintiff and other public shareholders of Iomega and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

11.           Defendant EMC Corporation (“EMC Corp”) is a Massachusetts Corporation that develops, delivers and supports the information technology (IT) industry’s range of information infrastructure technologies and solutions.  EMC’s Information Infrastructure business supports customers’ information lifecycle management (LM) strategies and helps them build information infrastructures that store, protect, optimize and leverage their vast and growing quantities of information.  EMC’s Information Infrastructure business consists of three segments:  Information Storage, Content Management and Archiving, and RSA Information Security.

12.           Defendant Emerge Merger Corporation (“Emerge”) is a Delaware Corporation wholly owned by EMC.

13.           Defendants EMC Corp and Emerge are collectively referred to as EMC.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

14.           By reason of Individual Defendants’ positions with the Company as officers and/or Directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Iomega and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.

15.           Where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result in either:  (i) a change in corporate control, or (ii) a break up of the corporation’s assets, or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium.  To diligently comply with their fiduciary duties, the Directors and/or officers may not take any action that:

(a)           adversely affects the value provided to the corporation’s shareholders;

(b)           favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)           contractually prohibits them from complying with their fiduciary duties;

(d)           will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)           will provide the Directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

16.           In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of Iomega, are obligated to refrain from:

(a)           participating in any transaction where the Directors or officers’ loyalties are divided;

(b)           participating in any transaction where the Directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)           unjustly enriching themselves at the expense or to the detriment of the public shareholders,

17.           Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiff and other public shareholders of Iomega, or are aiding and abetting others in violating those duties.

18.           Defendants also owe the Company’s stockholders a duty of truthfulness, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest.  Defendants are knowingly or recklessly breaching their fiduciary duties of candor and good faith by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.

19.           Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, independence and candor in connection with the Proposed Transaction and have the burden of proving the inherent or entire fairness of the Proposed Transaction, including all aspects of its negotiation, structure, price and terms.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

20.           In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design.  In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

21.           During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) further Defendants’ wrongful efforts to recommend a tender of Iomega’s shares pursuant to an unfair process, and (ii) permit EMC to attempt to eliminate the public shareholders’ equity interest in Iomega pursuant to a defective process.  In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.

22.           Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein.  In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing.  The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

I.              CLASS ACTION ALLEGATIONS

23.           Plaintiff brings this action on his own behalf and as a class action on behalf of all owners of Iomega common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

24.           This action is properly maintainable as a class action for the following reasons:

(a)           the Class is so numerous that joinder of all members is impracticable.  As of May 7, 2008, Iomega has approximately 55.34 million shares outstanding.

(b)           questions of law and fact are common to the Class, including, inter alia, the following:

(i)            Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class;

(ii)           Are the Individual Defendants, in connection with the Proposed Transaction of Iomega by EMC, pursuing a course of conduct that does not maximize Iomega’s value in violation of their fiduciary duties;

(iii)          Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(iv)          Has EMC aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v)           Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

(c)           Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.

(d)           Plaintiff’s claims are typical of those of the other members of the Class.

(e)           Plaintiff has no interests that are adverse to the Class.

(f)            The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.

(g)           Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

II.            CLAIM FOR RELIEF

25.           In a press release dated April 8, 2008, the Company announced that it had entered into an agreement to be acquired by EMC through a cash tender offer at $3.85 per share.

HOPKINTON, Mass. and SAN DIEGO, April 8, 2008 /PRNewswire/ — EMC Corporation (NYSE: EMC - News), the world leader in information infrastructure solutions, and Iomega Corporation (NYSE: IOM - News), a global leader in data storage and protection for consumers and small businesses, today announced a definitive agreement for EMC to acquire San Diego-based Iomega in a cash tender offer of $3.85 per outstanding share, or approximately $213 million.  The addition of Iomega’s products, brand name, route to market and industry expertise will enhance EMC’s reach and focus in the rapidly-growing consumer and small business markets.

EMC intends to commence the tender offer in the next two weeks, with completion of the tender offer expected in the second quarter of 2008, subject to customary closing conditions and regulatory approvals.  The acquisition is expected to have no material impact on EMC financial results for the full 2008 fiscal year.

Joe Tucci, EMC Chairman, President and CEO, said, “Iomega will play a key role in EMC’s strategy to expand our information storage and management capabilities deeper into the high-growth consumer and small business markets.  In addition to industry-leading products and a household consumer brand, Iomega brings to EMC a deep knowledge of and established business practices for servicing consumers and small businesses.  Iomega and EMC represent a powerful combination that ultimately will benefit these customers through the protection, security and simplified management of their rapidly growing information.”

Jonathan Huberman, Chief Executive Officer, Iomega Corporation, said, “Today begins an exciting new future for Iomega and our customers, Once the acquisition is final, Iomega will be able to fully leverage EMC’s vast assets to grow our business globally.  EMC brings to Iomega a new opportunity for accelerated innovation that will translate into new product capabilities for Iomega’s extensive customer base.  Through the renowned Iomega brand; thousands of retail, direct marketing and distribution channel partners; and Iomega’s talented people, EMC will be able to extend its reach into the high-growth consumer and small business market segments.”

Upon completion of the acquisition, Iomega will serve as the core of EMC’s new Consumer/Small Business Products Division.  The new division (led by Jonathan Huberman and reporting to Joel Schwartz, Senior Vice President and General Manager, EMC Storage Platforms) will also include EMC Retrospect® and EMC LifeLine(TM) software.  EMC plans to build the division around the strength of the Iomega organization, brand, products and partner ecosystem.

Iomega adds to the growing list of product offerings EMC is amassing for the consumer and small business markets.  As long-standing partners, EMC and !omega will continue to build upon their existing foundation of technology integrations.  Since 2004, Iomega has been packaging and selling EMC Retrospect backup software with all its external disk drives.  In January 2008, EMC announced the new EMC LifeLine software for the consumer, home office and small business markets.  Simultaneously, Iomega announced plans to embed EMC LifeLine into its multi-drive network storage products, which are expected this summer with the launch of its next-generation StorCenter Network Hard Drive products.

26.           On April 10, 2008, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”).  On April 24, 2008, the Company filed a Form 14D-9 Recommendation Statement (“Recommendation Statement”).

27.           These filings reveal that the Proposed Transaction was the product of a flawed sales process tainted with conflicts.  Furthermore, the filings fail to disclose material information required by shareholders to make an informed decision regarding the Proposed Transaction.

FLAWED SALES PROCESS

28.           Iomega’s shareholders are being asked to tender their shares on or before May 21, 2008, in a Proposed Transaction that is the result of a flawed sales process.

29.           First, the Company failed to conduct a full and fair sales process.  Although the Company did contact approximately 33 parties between April 2003 and July 2003 for the purpose of exploring a transaction, the Company at that time was unprofitable as a result of the technical obsolescence of its main product line.  Faced with a severe business decline, the Company sought a transaction in order to improve the declining prospects of the Company.

30.           In the beginning of 2006, however, a new management team was installed that revitalized the Company by revamping the Company’s product and supply chain and reworking the Company’s organizational structure.  As a result of these efforts, by the third quarter of 2006 the Company was a growing and profitable enterprise.  Yet, despite the Company’s drastic change in fortunes, in September 2006 management decided to sell the Company without ever conducting a legitimate sales process under these substantially more favorable conditions.  Instead, management simply contacted a couple of potential partners, one of which was one of the almost three dozen potential partners the Company contacted back in 2003 at a time when the Company was unprofitable and struggling.

31.           Thus, while the Company did contact potential partners in 2003 when it was unprofitable and struggling, the Individual Defendants’ failed to conduct a legitimate sales process three years later when the Company was a substantially more desirable and valuable entity.  The failure to adequately shop the company is further exacerbated by the fact that the Merger Agreement with EMC contains a strict post-merger agreement no-shop provision that all but prevents a superior proposal from emerging.

32.           In addition, the sales process was driven by Defendant Huberman with no oversight from the Board of Directors or the Special Committee.  It was Huberman that decided to contact Private Equity Firm C and Company D in September 2006 and it was Huberman, together with the Company’s president Thomas Kampfer, that initiated a dialogue with Shenzhen ExcelStor Technology Limited (“ExcelStor”) in May 2006 to discuss a strategic alliance.  It was only after extensive discussions with ExcelStor and after a term sheet was delivered to the Company did the Company’s board meet on February 13, 2007 to discuss a potential transaction with ExcelStor and to formulate a Special Committee to evaluate the proposed transaction.  Thus, Defendant Huberman was trying to sell the Company for almost 10 months before the Board engaged in any oversight of the process and before a Special Committee was formed.

33.           Furthermore, the sales process was tainted because Defendant Huberman negotiated for himself and his cronies in management lucrative compensation packages in the post-transaction entities.  Specifically, in the proposed transaction with ExcelStor, Huberman was to be the president of the combined companies and was to receive $2 million over a period of three years after consummation of the proposed transaction.  Likewise, Kampfer was to receive $931,875 and Romm was to receive $418,500 under similar terms as Huberman.

34.           Huberman did even better for himself under the terms of the Proposed Transaction with EMC in which he will receive $508,750 in salary and $508,750 in a target bonus as well as payments of $3 million over 2 years.  Likewise, Kampfer is to receive $384,213 in salary and $285,910 in a target bonus as well as payments of $1.1 million over 2 years.

35.           Accordingly, the entire sales process was flawed because the Individual Defendants failed to conduct a legitimate sales process at the time when the Company was a substantially more desirable merger candidate and whatever merger discussions that did occur was driven by Huberman with little Board oversight who made sure that he and management secured lucrative compensation packages in any post-transaction entity.

THE PRICE IS UNFAIR

36.           Furthermore, the transaction price is grossly unfair.  In the few months prior to the Proposed Transaction, Iomega stock had been trading well in excess of the consideration being offered in the Proposed Transaction.  In fact, as recently as December 12, 2007, Iomega’s stock closed at $4.00 per share.  The recent dip in Iomega’s stock price to $3.83 per share on May 7, 2008 does not appear to be the result of any fundamental change in the Company but likely reflects recent turmoil in the financial markets and the ceiling imposed by the Proposed Transaction.

37.          Further, reputable Wall Streets analysts value Iomega’s shares well in excess of the price in the Proposed Transaction, In particular, Iomega stock was valued by Cantor Fitzgerald on September 24, 2007 at $7.50 per share.  The offer price of $3.85 per share therefore represents a discount to the Company’s intrinsic value.

THE MATERIALLY MISLEADING AND/OR INCOMPLETE
RECOMMENDATION STATEMENT

38.          Most importantly, however, the Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information, so they are unable to make a fully informed decision about whether or not to tender their shares in the Proposed Transaction.  Specifically, the Recommendation Statement is deficient, inter alia, because it:

(a)           Fails to disclose why Company management approached Private Equity Firm C and Company D in September 2006 about a possible sale of the Company at a time when the Company was a profitable, growing enterprise.

(b)           Fails to disclose why the Company only contacted Private Equity Firm C and Company D in September 2006 and none of the other potential buyers it contacted over the previous three years given that as of September 2006, the Company was a growing and profitable enterprise.

(c)           Fails to disclose whether Company management was authorized by the Board of Directors to explore a sale of the Company in September 2006 to Private Equity Firm C and Company D.

(d)           Fails to disclose whether, in November 2006, the Company management was authorized by the Board of Directors to explore a merger with ExcelStor.

(e)           Fails to disclose why a Special Committee to evaluate a merger with ExcelStor was only first formed on February 13, 2007.

(f)            Fails to disclose why a meeting of the Special Committee was not convened to discuss the ExcelStor transaction from the time the Special Committee was formed on February 13, 2007 until the Board approved a transaction with ExcelStor on December 12, 2007.

(g)           Fails to disclose why a Special Committee was not formed on March 2008 to evaluate the EMC proposal.

(h)           Fails to disclose why the Board concluded on March 9, 2008 that the valuation of the proposed transaction with EMC was not superior to the transaction with ExcelStor.

(i)            Fails to disclose in why the Board concluded on March 9, 2008 that the due diligence contingencies of the EMC proposed transaction were overly broad.

(j)            Fails to disclose why after receiving the March 5, 2008 indication of interest from EMC, the Company was obligated to provide ExcelStor notice after receiving any acquisition proposal while after receiving the March 13, 2008 indication of interest (“March 13 Offer”), the Company was obligated to provide ExcelStor notice only after receiving an acquisition proposal that the Iomega Board determined in good faith would reasonably constitute a superior proposal.

(k)           Fails to disclose the basis the Board relied upon to conclude that the March 13 Offer was a superior proposal.

(l)            Fails to disclose why the due diligence contingencies associated with the March 13 Offer were no longer overly broad.

(m)          Fails to disclose whether, at the March 14, 2008 Board meeting, Thomas Weisel Partners (“TWP”) opined that the March 13 Offer was more favorable to Iomega shareholders from a financial point of view than the ExcelStor transaction.

(n)           Fails to disclose on what basis the Board concluded that the March 13 Offer was a superior proposal to the April 2, 2008 revised proposal from ExcelStor (“Revised ExcelStor Proposal”).

(o)           Fails to disclose what the “difference” was between the March 13 Offer and the Revised ExcelStor Proposal.

(p)           Fails to disclose whether EMC was notified of the Revised ExcelStor Proposal.

(q)           Fails to disclose on what basis the Board concluded that the April 4, 2008 offer from EMC (“April 4 Offer”) was a superior proposal to the Revised ExcelStor Proposal.

(r)            Fails to disclose why the Iomega board believed that the tender offer price of $3.85 per share is fair even though Iomega shares traded above $4 as recently as December 12, 2007 and above $5 per share as recently as October 19, 2007.

(s)           Fails to disclose the nature of the regulatory risks associated with the proposed transaction with ExcelStor.

(t)            Fails to disclose why the board believed that a transaction with EMC presents a higher certainty of prompt closing and less risk associated with regulatory approval than a transaction with ExcelStor.

(u)           Fails to disclose the Company’s Revenue for 2008 and 2009 that formed a basis of the Public Company Analysis created by TWP, the Company’s Financial Advisor.

(v)           Fails to disclose the implied trading multiples for the Precedent M&A Analysis created by TWP as otherwise disclosed in the Public Company Analysis.

(w)          Fails to disclose the precise date or benchmark relied upon to calculate the Premiums Paid Analysis created by TWP.

(x)            Fails to disclose why TWP selected discount rates ranging from 12% to 18% when performing its Discounted Cash Flow Analysis,

(y)           Fails to disclose the Company’s financial projections and free cash flows for years 2008 to 2014 relied on by TWP in performing a Discounted Cash Flow Analysis.

THE PRECLUSIVE DEAL PROTECTION DEVICES

39.          Further, as part of the Merger Agreement, Defendants agreed to “lock-up” the Merger Agreement with certain onerous preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait d accompli, and ensure that no competing offers will emerge for the Company.

40.          The Merger Agreement contains a strict “No Shop” provision, prohibiting the members of the Iomega Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting proposals relating to alternative tender offer or business combinations, and a strict “No Talk” provision, which prohibits, except under extremely limited circumstances, the Defendants from even engaging in discussions or negotiations relating to proposals regarding alternative business combinations.

41.          Couple the “No Shop” provision with a $7.5 million termination fee in the Merger Agreement, Defendants have ensured no competing offer will ever be forthcoming.  If Iomega terminates the Merger Agreement, even if the agreement were terminated as a result of the Iomega Directors’ recommendation in favor of a Takeover Proposal, which in essence is a superior offer for Iomega’s shares (or determination to simply withdraw their existing recommendation in favor of the Proposed Transaction), the Company is required to pay a punitive termination fee of 3.5% of the aggregate Proposed Transaction value.

42.          Further, Section 8.3(b) of the Merger Agreement provides a limited exception under which the Iomega Board may consider an unsolicited bid or seek information from an unsolicited bidder only after “in good faith, after consultation with a nationally recognized financial advisor and the Company’s outside legal counsel, that such proposal would reasonably constitute a Superior Proposal(1); provided that (A) the Company has first given Parent a written notice that states that the Company has received such Acquisition Proposal and includes the information set forth in Section 8.3(b)(ii) and thereafter continues to comply with Section 8.3(c)(ii), (B) such Acquisition Proposal was made after the date of this Agreement and did not otherwise result from a breach of this Section 8.3, (C) the Company shall have received from such Person an executed confidentiality agreement in reasonably customary form relating to the confidentiality of information to be provided to such Person and containing terms which shall not be any less protective to the Company than the terms of the Confidentiality Agreement (it being understood that such confidentiality agreement will not include any provision calling for any exclusivity right to negotiate with such Person or having the effect of prohibiting the Company from satisfying its obligations under this Agreement) (a copy of which shall be promptly provided to Parent after its execution), and (D) the Company Board shall have determined in good faith after consultation with the Company’s outside legal counsel, that failure to take such action would be reasonably likely to constitute a violation of its fiduciary duties under applicable Legal Requirements.  As promptly as practicable (and, in any event, within 48 hours) after furnishing any information to such Person, the Company shall furnish such information to Parent.

43.           Accordingly, even if the Iomega Board faces an intervening bid that appeared to be “superior” to EMC’s offer, they are precluded from even considering the proposal unless they first determine (based solely on the information that bidder has provided) that the alternative

(1)  See Merger Agreement Section 1.1 stating “Superior Proposal” shall mean an unsolicited, bona fide written Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) on terms that the Company Board has in its good faith business judgment concluded, after consultation with the Company’s financial advisor of nationally recognized reputation and the Company’s outside legal counsel, taking into account, among other things, all legal, financial, regulatory and other aspects of the offer (including any terms thereof relating to break-up fees, expense reimbursement and conditions to consummation), and the Person making the offer, to be more favorable, from a financial point of view, to the Company’s stockholders (in their capacities as stockholders) than the terms of the Offer and the Merger (which shall require that such Acquisition Proposal must provide to the Company’s stockholders (in their capacities as stockholders) consideration with a value per share of Company Common Stock that is greater than the Offer Price) and is reasonably capable of being consummated in a timely manner on the terms so proposed and for which financing, to the extent required, is then fully committed or reasonably determined by the Company Board to be available, provided that each reference to ten percent (10%) in the definition of “Acquisition Proposal” shall be replaced with “one hundred percent (100%)” for purposes hereof.

proposal is, in fact, “superior” or “reasonably [could] be expected to result in a Superior Proposal.” Consequently, this provision prevents the Iomega Board from exercising their fiduciary duties and precludes an investigation into competing proposals unless, as a prerequisite, the majority of the Iomega Board first determines (without such an inquiry) that the proposal is superior or could reasonable be expected to lead to a superior proposal.

44.           The procedures outlined in the Merger Agreement to accept a “Superior Proposal” likewise illustrates that Defendants have no expectation that the terms of the Proposed Transaction constitute the best offer EMC was willing to make.  Specifically, since the Board failed to negotiate the best terms available (all the negotiation were conducted by Mr. Huberman himself), the protocols enacted to accept a “Superior Proposal” contemplates EMC improving the terms of the Merger Agreement if and only if a competing bidder emerges:

(c) Board Recommendation.

(i) Neither the Company Board nor any committee thereof shall (A) fail to make or affirm the Board Recommendation, (B) withdraw, qualify or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withdraw, qualify or modify in a manner adverse to Parent or Merger Sub, the Board Recommendation (it being understood that, subject to Section 8.3(d), publicly taking a neutral position or no position with respect to any Acquisition Proposal shall be considered an adverse modification), or (C) resolve, approve, recommend or otherwise declare advisable, or publicly propose to approve or recommend, an Acquisition Proposal or fail to recommend against any Acquisition Proposal (any of the actions described in the foregoing clauses (A), (B) and (C), a “Change of Recommendation”).

(ii) Notwithstanding anything to the contrary contained in this Agreement, the Company Board may, at any time prior to the Acceptance Date, make a Change of Recommendation if (A) the Company promptly notifies Parent and Merger Sub, in writing at least three Business Days hours before taking that action, of its intention to do so in response to the receipt by the Company of an Acquisition Proposal, attaching the most current version of any proposed agreement and a detailed summary of the material terms of any such proposal and the identity of the offeror, including the reasons therefor, (B) the Company Board, in the exercise of its fiduciary duties consistent with Legal Requirements, determines in good faith, after consultation with outside legal counsel and a nationally recognized financial advisor that (1) the Acquisition Proposal constitutes a Superior Proposal, or (2) that failure to take such action would constitute a violation of its fiduciary duties under applicable Legal Requirements, and (C) Parent or Merger Sub does not make, within three Business Days of notification by the Company to Parent and Merger Sub regarding the Company’s intention to make a Change of Recommendation, an offer that is at least as favorable to the stockholders of the Company, as determined by the Company Board in good faith (after consultation with a nationally recognized financial advisor), as such Superior Proposal (it being understood that the Company shall not take any action described in Section 8.3(c)(ii) during such three-Business Day period, and that any amendment to the economic terms or other material terms of such Superior Proposal shall require a new written notification from the Company and an additional three Business Day period).

45.          In addition to the high standard for considering a competing bid imposed upon the Board, the Company must also notify EMC within 48 hours of said offer, which provides EMC an opportunity to match the terms of any competing bid and quash it.  This is troublesome, since no potential bidder will waste resources and time to perform due diligence to make a competing bid that it cannot win.  Such a one-sided process plainly violates the Board’s duty to maximize shareholder value by implementing a fair sales process and engaging as many participants into the process.

46.          Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that the Company and its shareholders will continue to suffer absent judicial intervention and/or further disclosure by the Company for the shareholders cast an informed vote regarding the Proposed Transaction.

COUNT I
Breach of Fiduciary Duty - Failure to Maximize Shareholder Value
(Against All Individual Defendants)

47.           Plaintiff repeats all previous allegations as if set forth in full herein.

48.           As Directors of Iomega, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care, The Individual Defendants recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Iomega’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

49.           As discussed herein, the Individual Defendants have breached their fiduciary duties to Iomega shareholders by failing to engage in an honest and fair sale process.

50.           As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Iomega’s assets and will be prevented from benefiting from a value-maximizing transaction.

51.           Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

52.           Plaintiff and the Class have no adequate remedy at law.

COUNT II
Breach of Fiduciary Duty — Disclosure
(Against Individual Defendants)

53.           Plaintiff repeats all previous allegations as if set forth in full herein.

54.           The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting Iomega’s shareholders.

55.           As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material omissions.

56.           As a result, Plaintiff and the Class members are being harmed irreparably.

57.           Plaintiff and the Class have no adequate remedy at law.

COUNT III
Aiding and Abetting
(Against EMC Corp and Emerger)

58.           Plaintiff repeats all previous allegations as if set forth in full herein.

59.           As alleged in more detail above, the EMC and Emerger are well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders.  Defendants EMC Corp and Emerger aided and abetted the Individual Defendants’ breaches of fiduciary duties.

60.           As a result, Plaintiff and the Class members are being harmed.

61.           Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A)          declaring this action to be a class action and certifying Plaintiff as the Class representatives and their counsel as Class counsel;

(B)           enjoining, preliminarily and permanently, the Proposed Transaction;

(C)           in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D)          directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E)           awarding Plaintiff, the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiffs attorneys and experts; and

(F)           granting Plaintiff and the other members of the Class such further relief as the I Court deems just and proper.

DATED: May 8, 2008		HARRINGTON FOXX DUBROW
CANTER

	By:	/s/ David E. Bower
DAVID E. BOWER
JAMES K. LO

1055 W. Seventh St., 29th Floor
Los Angeles, CA 90017
Tel: (213) 489-3222
Fax: (213) 623-7929

LEVI & KORSINSKY, LLP
JOSEPH LEVI
JUAN E. MONTEVERDE
39 Broadway, Suite 1601
New York, NY 10006
	Telephone:	212/363-7500
212/363-7171 (fax)
Attorneys for Plaintiff